SIDLEY AUSTIN LLP

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AMERICA ● ASIA PACIFIC ● EUROPE

January 27, 2022

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathryn Jacobson; Robert Littlepage
Alexandra Barone; Joshua Shainess

Re:	TradeUP Global Corporation
Registration Statement on Form F-4
Filed December 3, 2021
File No. 333-260418

Ladies and Gentlemen:

On behalf of TradeUP Global Corporation, a Cayman Islands exempted company (the “Company”), set forth below are the responses of the Company, to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated January 14, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form F-4/A filed by the Company on December 28, 2021 (File No. 333-260418) (the “Registration Statement”).

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes revisions to the Registration Statement in response to the Staff’s comments thereto. The Company is also sending to the Staff’s attention for its convenience a copy of this letter, together with a marked copy of Amendment No. 3 showing changes to the Registration Statement.

U.S. Securities & Exchange Commission
January 27, 2022

Amendment No. 3 to Registration Statement on Form F-4

General

1.	Given your disclosure that maintaining access to a stable power supply is a key challenge in the mining business, and SAI’s reliance on secured power in Kazakhstan to support its growth, please revise throughout to reflect recent developments concerning Kazakhstan’s political and economic instability. Discuss the effect of the recent intermittent energy and internet access on the bitcoin hashrate and SAI’s operations. State whether this has had or is expected to have a material adverse effect on SAI’s operations.

Response

In connection with recent developments in Kazakhstan, please see added disclosures on page 224-225 under SAI’s Business “Recent Developments - Kazakhstan,” pages 200-201 under SAI’s Business “Business Overview”, page 210 under SAI’s Business “SAI’s Key Strengths -- Scale potential to become one of the largest bitcoin mining operators globally on the back of its secured power supply in a more decentralizing bitcoin mining network,” page 215-216 under “SAI’s Strategy -- Focus on building up SAI’s operating scale in Eurasia countries with global diversification strategies against regional force majeure risks,” page 50-51 with respect to the Rick Factor “Risks Related to SAI’s Business, Industry and Operations -- Delays in the expansion of existing hosting facilities or the construction of new hosting facilities or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations,” page 91-92 with respect to the Rick Factor “Risks Related to Kazakhstan -- Recent events in Kazakhstan, including national unrest caused by protests over surging fuel prices, have caused significant national disruptions in energy and internet access that, if not promptly remedied, may have an adverse impact on SAI’s operations and continued financial stability,” pages 138-140 and 147-150 under “Proposal 1 – The Business Combination Proposal – Background the Business Combination”.

2.	Please update the audited financial statements of SAI Tech to include the year ended December 31, 2021. Further disclose how you accounted for treasury shares as referenced elsewhere in your filing.

Response

As discussed with the Staff, we respectfully confirm that SAI, as a foreign private issuer filing its financial statements under the Company’s Form F-4, is not engaged in an “initial public offering” of its securities. As structured in the transaction, the Company’s securities registered in the offering are only being issued to SAI shareholders, and not to outside investors. Accordingly, while SAI is the accounting acquiror, the Company and SAI are permitted to follow the 15-month requirement as set forth in Item 8 of Form 20-F, Regulation S-X and related guidance under the Section 6220.1 of SEC’s Financial Reporting Manual. Accordingly, audited financial statements of SAI will only be updated to the extent required under the 15-month requirement as such applicable time.

The Company kindly advises that SAI currently does not have any treasury shares.

Certain Unaudited Projected Financial Information of SAI, page 140

3.	Refer to comment 1 above. With a view toward revised disclosure, please provide a brief analysis as to whether or not the previously disclosed projections have a reasonable basis given these recent developments.

Response

See pages 138-140 and 147-149 with respect to additional disclosure regarding whether previously disclosed projections have a reasonable basis given recent developments in Kazakhstan.

U.S. Securities & Exchange Commission
January 27, 2022

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page 177

4.	See footnote 3 on page 178. Please disclose how you gave effect to the warrant agreement for 9.8 million shares issued to the Beijing SAI Tech shareholders and its eventual settlement. Further quantify the Beijing SAI’s shareholders’ “return to SAI equivalent to the effect of the disposal of an investment in a subsidiary at carrying value.” Tell us why only certain of the shareholders who returned their repatriated investment to SAI were issued a warrant agreement.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on footnote 3 on page 181 and on page 184 of the unaudited pro forma condensed combined balance sheet as of June 30, 2021.

The following elaborates on how SAI gave effect to the warrant agreement for 9.8 million shares issued to the Beijing SAI Tech shareholders and its eventual settlement. We have revised the disclosure on page 184.

On April 22, 2021, SAI granted three shareholders of Beijing SAI warrants to purchase 9,864,312 Series Pre-A Preferred Shares of SAI exercise at a price of $0.1882 totalling approximately $1,856,464, for them to withdraw their investment in Beijing SAI of RMB 12.0 million (approximately US$1.86 million) and invest the same amount of US$ equivalent in SAI by exercising the warrants so that they could become the shareholders of SAI in contemplation of the listing of SAI. The warrants are considered to be a commitment between the investors and SAI rather than financial instruments as they do not cause SAI to transfer or receive any assets, or exchange any other financial instruments on potential favorable or unfavorable terms. Therefore, the issuance and settlement of the warrants are not subject to accounting treatments.

We have disclosed in footnote 3 on page 181 to quantify the Beijing SAI's shareholders' "return to SAI equivalent to the effect of the disposal of an investment in a subsidiary at carrying value.".

SAI terminated the VIE agreements with Beijing SAI and its shareholders on August 30, 2021, resulting in SAI deconsolidating Beijing SAI’s net assets as of August 30, 2021. According to the termination agreement, Beijing SAI shall collect its current assets and repay its liabilities as well as sell its non-current assets at carrying value to SAI. It will then repatriate its net assets in the amount of RMB 6.32 million (US$1.0 million) to the shareholders of Beijing SAI within three months, and based on the agreement when the shareholders of Beijing SAI receive the net assets, they would return to SAI equivalent to the effect of the disposal of an investment in a subsidiary at carrying value by SAI. As of November 30, 2021 Beijing SAI has distributed its net assets to SAI.

Regarding the reason why only certain of the shareholders who returned their repatriated investment to SAI were issued a warrant agreement, SAI has advised the Company and advises the Staff that warrants were only granted to three shareholders because they needed to complete PRC governmental registration to invest overseas under existing foreign currency regulation. For investors who had completed government registration by the time of reorganization, Series Pre-A Preferred Shares were granted instead of warrants.

SAI Tech

Notes to Unaudited Condensed Consolidated Financial Statements

8. Redeemable Preferred Shares, page F-77

5.

Refer to the roll-forward schedule of redeemable preferred shares on page F-78, provided in response to prior comment 11. As appropriate, please:

●     include the 2,040,816 Series Seed Shares and

●     provide separate line items for Series Angel and Series Pre-A Preferred shares. If true, please also clarify that the Series Pre-A shares exclude the Series Pre-A shares underlying the warrant agreement referenced on page F-70.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on note 8 on page F-78 of the unaudited condensed consolidated balance sheet as of June 30, 2021.

U.S. Securities & Exchange Commission
January 27, 2022

However, the 2,040,816 Series Seed Shares are not included in the roll-forward schedule of redeemable preferred shares as they do not have redemption features or other preferential rights and is in substance the same as Class A Ordinary Shares. Thus it is classified under Class A Ordinary Shares.

We have provided separate line items for Series Angel and Series Pre-A Preferred shares in Note 8 on page F-78 to describe the change in the number of redeemable preferred shares for the six months ended June 30, 2021 and 2020. We also added note(3) to clarify that the Series Pre-A shares include the Series Pre-A shares underlying the warrant agreement.

6.	We note your response to comment 12. It appears the warrant agreement, although ultimately settled through a warrant denominated in US dollars and issued by SAI parent holding company, was executed in April 2021 by SAI Tech when its functional currency was the RMB (prior to the change of its functional currency to the US dollar subsequent to June 30, 2021). Accordingly, as of its issue date, this warrant appears to be indexed to SAI’s own stock pursuant to ASC 815-40-15-7I. A subsequent change in the functional currency does not necessarily result in a change in the accounting treatment of a liability recognized in a prior period. We also note that the underlying Series Pre-A shares appear to exceed the toral number of shares authorized for that series per Business Combination Agreement, Section 4.3 (Annex A-1 17). Please revise or advise us.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the ultimate holding company SAITECH Limited, or SAI, was incorporated in Cayman Islands, and its functional currency has been US dollars since its establishment on April 22, 2021. There was no change in functional currency for SAI. Since the warrant exercise price is denominated in the same functional currency of its issuing entity, it should be indexed to SAI’s own stock pursuant to ASC 815-40-15-7I. We also advise the Staff that disclosure regarding SAI’s functional currency was added to Note 2b on page F-72 of the registration statement.

The total number of authorized Series Pre-A Preferred Shares per Business Combination Agreement, Section 4.3 is 13,974,442, which as of June 30, 2021, consisted of 4,110,130 issued Pre-A Preferred Shares and 9,864,312 Pre-A Preferred Shares in the form of warrants. There are no other Pre-A Preferred Shares, and the total issued number of Pre-A Preferred Shares does not exceed its authorized number.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (713) 495-4500.

Very truly yours,

/s/ David C. Buck
David C. Buck

cc:	Lei Huang, TradeUP Global Corporation
Michael J. Blankenship, Winston & Strawn LLP